Exhibit 99.1

ObsEva Announces Progress on Cost Reduction Initiatives and Stay of

Moratorium Proceedings

•

Transition of linzagolix program to Kissei Pharmaceutical Co., Ltd. substantially complete with approximately $16.0 million savings expected from assignment of program contracts, including $3.7 million of accounts payable assigned to date

•	Company extends forbearance agreement with JGB through December 1, 2022

•	Swiss court grants stay of moratorium proceedings through November 30, 2022, as ObsEva progresses restructuring initiatives

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

GENEVA, Switzerland – October 26, 2022 – ObsEva SA (NASDAQ: OBSV; SIX: OBSN), a biopharmaceutical company developing novel therapies for women’s health, today announced that the transition of the linzagolix program to Kissei Pharmaceutical Co., Ltd. is substantially complete following the assignment of substantially all clinical, manufacturing, and scientific contracts related to the development of linzagolix. These assignments represent savings of approximately $16.0 million in contractual commitments, including $3.7 million of accounts payable.

The Company also extended its previously announced forbearance agreement with respect to outstanding debt held by certain funds and accounts managed by JGB Management, Inc. (JGB). JGB has now agreed to forbear through December 1, 2022 enforcement of any rights or remedies under the outstanding convertible notes held by JGB arising in connection with certain events of default by the Company related to the Company’s previously announced application to the Swiss court for a preliminary moratorium to facilitate the Company’s ongoing restructuring. In exchange, the Company lowered the conversion price of $1.5 million of debt from $0.26 per share to $0.19 per share and converted an additional $500,000 of outstanding principal and accrued and unpaid interest on the notes at the new conversion price of $0.19 per share. The outstanding debt balance under the convertible notes following this conversion is approximately $6.7 million.

On October 20, 2022, ObsEva attended its first hearing with the competent court in Geneva, Switzerland. At the hearing, the Company’s request to suspend proceedings through November 30, 2022 was granted. The Company continues to progress various corporate initiatives intended to resolve its over-indebtedness and support future pipeline development.

“These are important milestones for ObsEva as we pivot the Company’s resources towards nolasiban, a novel, oral oxytocin receptor antagonist being developed to improve clinical pregnancy and live birth rates in women undergoing in vitro fertilization,” said Brian O’Callaghan, CEO of ObsEva. “With our partner’s recent IND acceptance in China, we are looking forward to the start of the Phase 1 trial and subsequent data which will inform our US development plans.”

About Nolasiban

Nolasiban is a novel, oral oxytocin receptor antagonist being developed for improving clinical pregnancy and live birth rates in women undergoing in vitro fertilization. ObsEva retains worldwide, exclusive, commercial rights, except for the Peoples Republic of China which has been sub-licensed to YuYuan BioScience. Under the sublicense agreement with Yuyuan BioScience for nolasiban, ObsEva is entitled to receive aggregate milestone payments of up to $17 million upon the achievement of specified development, regulatory, and first sales milestones, and aggregate milestone payments of up to $115 million upon the achievement of additional, tiered sales milestones. In addition, Yuyuan BioScience has agreed to pay tiered royalties on net sales at percentages ranging from high-single digit to low-second digits.

About ObsEva

ObsEva is a biopharmaceutical company developing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a clinical pipeline with development programs focused on new therapies for the treatment of preterm labor and improving clinical pregnancy and live birth rates in women undergoing in vitro fertilization. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “ongoing”, “objective”, “plan”, “potential”, “predict”, “should”, “will”, “would”, or the negative of these and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include statements regarding ObsEva’s ability to implement successfully the restructuring of its operations and to refocus the Company’s development and commercialization strategy, including the assignment to Kissei of contracts related to linzagolix and timing for completion of the transition of the linzagolix program, the savings expected from assignment of the linzagolix program contracts, the clinical development of Obseva’s product candidates, and the timing, outcome and potential impact of the Company’s application for a court-sanctioned moratorium in Switzerland, including with respect to ObsEva’s agreements with third parties, including the Company’s Securities Purchase Agreement with JGB and the outstanding convertible notes and warrants issued pursuant to such agreement. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties in the outcome and potential impact of the Company’s application for a court-sanctioned moratorium, including with respect to ObsEva’s agreements with third parties and outstanding debt obligations, in ObsEva’s ability to successfully restructure its operations, including potential impacts of the Company’s reduction-in-force, and refocus the Company’s development and commercialization strategy, in ObsEva’s ability to regain compliance with the continued listing rules of Nasdaq and the potential for Nasdaq to use its discretionary authority to delist the Company’s common shares in connection with the court-sanctioned moratorium, in the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, ObsEva’s reliance on third parties over which it may not always have full control, and the capabilities of such third parties, the impact of the ongoing novel coronavirus outbreak and other geopolitical events, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with Securities and Exchange Commission (SEC) on March 10, 2022, in the Report on Form 6-K filed with the SEC on August 17, 2022 and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and, except as required by law, ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Administrative Contact

Shauna Dillon

shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Will Brown

will.brown@obseva.com

+1 (334) 313-2319